Exhibit (d)(3)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA variable produCts TRUST

OPERATING EXPENSE LIMITS

Name of Funds*	Maximum Operating Expense Limit (as a percentage of average net assets)
	Adviser Class	Class I	Class R6	Class S	Class S2
Voya MidCap Opportunities Portfolio Term Expires May 1, 2019	1.40%	0.90%	0.90%	1.10%	1.30%
Voya SmallCap Opportunities Portfolio Term Expires May 1, 2010 Initial Term for Class R6 Expires May 1, 2017	1.42%	0.92%	0.92%	1.17%	1.32%

_/s/ HE_

HE

Effective Date: May 1, 2017 in connection with the proposed merger of VY® FMR® Diversified Mid Cap Portfolio into Voya MidCap Opportunities Portfolio.

* This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.